================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    Form 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2001

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------

                           COMMISSION FILE NO. 1-11402

                                  ------------


                              GALILEO INTERNATIONAL
                           SAVINGS AND INVESTMENT PLAN
                            (FULL TITLE OF THE PLAN)

                               CENDANT CORPORATION
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

================================================================================

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORTS                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2001
        and 2000                                                               3

   Statement of Changes in Net Assets Available for Benefits for the Year
        Ended December 31, 2001                                                4

   Notes to Financial Statements                                               5

SUPPLEMENTAL SCHEDULE:

   Schedule H, line 4i - Schedule of Assets Held At End of Year                9

SIGNATURES                                                                    10

EXHIBIT INDEX:                                                                11

   Consent of Deloitte & Touche LLP                                           12

   Consent of KPMG LLP                                                        13

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Galileo International Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Galileo International Savings and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York
June 14, 2002

                          INDEPENDENT AUDITORS' REPORT

The Plan's Trustees
Galileo International Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Galileo International Savings and Investment Plan (the Plan) as of
December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement referred to above, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Chicago, Illinois
June 6, 2001

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                    2001                2000
                                                ------------        ------------
ASSETS:
   Investments, at contract value               $ 63,735,996        $ 48,534,594
   Investments, at fair value                    118,711,894         145,175,203
   Cendant Corporation common stock                6,490,220                   -
   Galileo International, Inc. common stock                -           3,360,933
   Participant notes receivable                    3,889,782           4,237,165
                                                ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS               $192,827,892        $201,307,895
                                                ============        ============

   The accompanying notes are an integral part of these financial statements.

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
  Investment income:
   Interest                                                   $  3,930,689
   Dividends                                                        30,231
   Interest on participant loans                                   365,411
                                                              ------------
      Total investment income                                    4,326,331
                                                              ------------

  Contributions:
   Participants                                                 10,584,429
   Employer                                                      3,481,318
   Rollover                                                        437,217
                                                              ------------
      Total contributions                                       14,502,964
                                                              ------------
      Total additions                                           18,829,295
                                                              ------------

DEDUCTIONS FROM NET ASSETS:
  Net realized and unrealized depreciation in fair value
   of investments                                               15,608,246
  Benefits paid to participants                                 11,661,617
  Administrative expenses and other                                 39,435
                                                              ------------
      Total deductions                                          27,309,298
                                                              ------------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                   (8,480,003)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                           201,307,895
                                                              ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                $192,827,892
                                                              ============

   The accompanying notes are an integral part of these financial statements.

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following brief description of the Galileo International Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

   The Plan is a defined contribution plan subject to the provisions of ERISA covering substantially all U.S. employees of Galileo International, Inc. (the "Company" and "Sponsor"), a wholly owned subsidiary of Cendant Corporation as of October 1, 2001. The Plan was established effective January 1, 1987 to enable eligible employees to defer receipt of a portion of their earnings as contributions under section 401(k) of the Internal Revenue Code (the "IRC") for the primary purpose of providing benefits at the time of retirement, disability, or death. CIGNA Bank & Trust Company is the trustee of the Plan under a contractual agreement with the Company. Connecticut General Life Insurance Company ("CIGNA") maintains all records of the Plan and assumes responsibility for proper allocation of income among all participants' accounts in the Plan. The Company administers the Plan through its ERISA Plans Administration Committee (the "Plan Administrator").

   The following is a summary of certain Plan provisions:

   a. ELIGIBILITY - All employees are eligible to join the Plan at the time of hire.

   b. PARTICIPANT CONTRIBUTIONS - Participants may contribute 1% to 15% (in whole percentages) of their compensation to the Plan through voluntary payroll deductions, subject to a maximum pre-tax contribution of $10,500 for 2001 and 2000. The total annual additions made to a participant's account may not exceed the lesser of $35,000 or 25% of a participant's compensation. Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions.

   c. EMPLOYER CONTRIBUTIONS - For each $1.00 that participants contribute to their 401(k) account, up to 6% of their eligible compensation, the Company will contribute $.50 to the Plan on the behalf of the participant as a matching contribution.

   d. ROLLOVERS - All participants are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service ("IRS") regulations.

   e. VESTING SCHEDULE - A participant is always fully vested in their contributions, as well as any employer match, interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses accrued.

   f. LOAN PROVISIONS - A loan provision is available for all actively employed participants of the Plan. The feature allows a participant to borrow up to 50% of the participant's total account balance, minus the highest outstanding loan balance during the last 12 months. Both the participant and Company contributions are available for loans. Loan amounts are available in amounts greater than $1,000 and less than $50,000.

   g. BENEFITS PAID TO PARTICIPANTS - Participants are entitled to withdraw all or any portion of their vested account in accordance with the terms of the Plan and applicable law. Participants have the ability to make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. Amounts payable to participants who have terminated participation in the Plan were approximately $260,000 and zero at December 31, 2001 and 2000. Upon normal retirement, death, or disability, the value of a participant's separate account can be made payable to the participant or their beneficiaries. However, upon termination a participant whose vested interest exceeds $5,000 may elect to leave the account balance in the Plan until notice is given by the participant to receive the distribution or until the normal retirement date and subject to applicable law. Amounts left in the Plan after termination of employment will continue to be adjusted for any earnings, gains, losses, and expenses.

   h. ADMINISTRATIVE EXPENSES - The Company paid substantially all of the Plan's administrative expenses other than administrative expenses of the investment funds, which are deducted from a participant's account. Fees paid by participants for Cendant Corporation and Galileo International, Inc. common stock transaction commissions and participant fees for distributions, loans and withdrawals amounted to approximately $36,000 for the year ended December 31, 2001.

   i. PLAN TERMINATION - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. If the Plan is terminated, the plan administrator may decide to liquidate the Trust, in which case distributions (in a form to be determined by the plan administrator) shall be made to participants of their balances remaining after payment of expenses. If the Trust is not liquidated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust until the participant's termination of employment and will then be distributed as provided by the Plan.

   j. ALLOCATIONS - Interest, dividends, net realized and unrealized appreciation (depreciation) in fair value of investments, and administrative expenses are allocated daily to participants based on their respective account balances at the beginning of each day plus the current day's contributions to the total of such amounts for all participants. Participants share only in the interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses of the investment funds in which their account is invested.

      A separate account is maintained for each participant aggregating the participant's contributions, including amounts representing compensation deferred and interest, dividends, and net realized and unrealized appreciation (depreciation) in fair value of investments, less administrative expenses from investment of such contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

   b. VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The Plan's investments are stated at fair value. The value of the portion of the mutual fund owned by a pooled separate account is determined by multiplying the Net Asset Value (NAV) by the number of shares owned. The value of the Plan's portion of a pooled separate account is the Net Unit Value (NUV) multiplied by the number of units the Plan owns. The Plan's NUV differs from NAV as dividends and capital gains are automatically reinvested and CIGNA may deduct a small charge for administering the account. The Guaranteed Long-Term Account is a fully benefit-responsive investment contract that is valued at contract value, which represents the principal balance of the investment contract plus accrued interest at the stated contract rate, less payments made and contract charges by the insurance company, and approximates fair value. The annual net rate of return for the Guaranteed Long-Term Account was 7.00% and 6.75% for 2001 and 2000, respectively. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on investments are determined based on the average cost of investments sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

   c. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America require the plan administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

   d. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - On January 1, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. As required by SFAS No. 133, the Company has recorded all such derivatives at fair value in the Consolidated Balance Sheet. The adoption of SFAS No. 133 did not have an impact on the Plan's financial statements.

3. INVESTMENTS

   The following table presents investments that represent five percent or more of the Plan's assets as of December 31:

                                                         2001           2000
                                                     ------------   ------------
   Guaranteed Long-Term Account                      $ 63,735,996   $ 48,534,594
   S&P 500 Index                                       25,967,411     32,086,676
   Fidelity Advisor Equity Growth Account              22,735,538     31,010,991
   Janus Worldwide Account                             11,443,943     18,907,113
   Small Cap Value/Berger Account                      10,925,063              -
   Balanced/Wellington Management Account              10,330,968     11,009,126

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciation
   (depreciation) in fair value, is as follows:

   Investments, at fair value                                       $(18,285,943)
   Cendant Corporation common stock                                    2,013,023
   Galileo International, Inc. common stock                              664,674
                                                                    ------------
                                                                    $(15,608,246)
                                                                    ============

4. TAX STATUS

   The IRS previously determined and informed the Company by letter dated May 26, 1998 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving that determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Further, during 2001, the Company restated the Plan document and filed for a new determination letter with the IRS. By letter dated June 13, 2002, the IRS determined and informed the Company that the restated Plan and related trust are currently in accordance with the applicable sections of the IRC subject to the adoption of certain proposed amendments.

5. PARTY-IN-INTEREST TRANSACTIONS

   A portion of the Plan's investments are units of pooled separate accounts managed by CIGNA. CIGNA is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

                                     ******

GALILEO INTERNATIONAL
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                     NUMBER OF
                                                    SHARES, UNITS
              DESCRIPTION                           OR PAR VALUE   CURRENT VALUE
--------------------------------------              -------------  -------------
Fixed rate funds:
  Guaranteed Long-Term Account*                       1,559,691    $ 63,735,996

Pooled separate accounts:
  S&P 500 Index*                                        413,850      25,967,411
  Fidelity Advisor Equity Growth Account                275,204      22,735,538
  Janus Worldwide Account                               199,487      11,443,943
  Small CapValue/Berger Account*                        599,585      10,925,063
  Balanced/Wellington Management Account*             1,093,667      10,330,968
  Large Cap Blend/Invesco - NAM Account*                819,546       7,083,952
  Small Cap Growth/TimesSquare Capital
     Management Account                                 420,870       6,828,591
  Cendant Company Common Stock*                         329,838       6,490,220
  Dreyfus Founders Balanced Account                     521,317       6,194,226
  Large Cap Growth/Morgan Stanley Account               446,020       4,974,715
  AIM Constellation Account                             125,141       4,346,614
  NeubergerBerman Partners Fund Trust Class Account     176,194       3,970,350
  Lazard International Equity Account                   163,737       2,372,804
  Templeton Foreign Account                             103,657       1,406,394
  Cash Transaction Account                                    -         131,325
  Participant notes receivable**                            400       3,889,782
                                                                   ------------


      Total                                                        $192,827,892
                                                                   ============

*Represents exempt party-in-interest transaction (Refer to Note 5). **Maturity dates range from January 2002 to June 2011. Interest rates range from 5.50% to 10.00%.

                                     ******

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Galileo International Savings and
                                         Investment Plan

                                            BY:  /s/ TERENCE P. CONLEY
                                                 ---------------------
                                                 Terence P. Conley
                                                 Executive Vice President,
                                                   Human Resources
                                                 Cendant Corporation

                                         Cendant Corporation

                                            BY:  /s/ KEVIN M. SHEEHAN
                                                 --------------------
                                                 Kevin M. Sheehan
                                                 Senior Executive Vice President
                                                   and Chief Financial Officer
                                                 Cendant Corporation

Date: July 1, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

23.1                    Consent of Deloitte & Touche LLP
23.2                    Consent of KPMG LLP